# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FENNEC PHARMACEUTICALS INC., CIK 0001211583
CUSIP: 31447P100
Title of class of securities: Common Shares
Address of issuer's principal executive offices: PO Box 13628, 68 TW Alexander Drive, Research Triangle Park, North Carolina (NC), 27709
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-24-044914
Filed by CIK 0001512716

## Reporting persons
- DG Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,114,692; sole dispositive power 0; shared dispositive power 1,114,692; aggregate amount beneficially owned 1,114,692 (4.1% of the class)
  Comment: Please see note in Item 4(a)
- DG Value Partners II Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 953,407; sole dispositive power 0; shared dispositive power 953,407; aggregate amount beneficially owned 953,407 (3.5% of the class)
  Comment: Please see note in Item 4(a)
- Dov Gertzulin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,114,692; sole dispositive power 0; shared dispositive power 1,114,692; aggregate amount beneficially owned 1,114,692 (4.1% of the class)
  Comment: Please see note in Item 4(a)

## Item 1. Issuer
Name of issuer: FENNEC PHARMACEUTICALS INC.
Address of issuer's principal executive offices: PO Box 13628, 68 TW Alexander Drive, Research Triangle Park, NC 27709

## Item 2. Person Filing
Name of person filing:
DG Capital Management, LLC*
DG Value Partners II Master Fund, LP*
Dov Gertzulin*
Address of principal business office or, if none, residence:
460 Park Avenue, 22nd Floor
New York, NY 10022
Citizenship: DG Capital Management, LLC - Delaware DG Value Partners II Master Fund, LP - Cayman Islands Dov Gertzulin - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: DG Capital Management, LLC: 1,114,692* DG Value Partners II Master Fund, LP: 953,407* Dov Gertzulin: 1,114,692* *The Common Shares (the "Shares") reported herein for Fennec Pharmaceuticals Inc. (the "Issuer") are held by private investment funds, including DG Value Partners II Master Fund, LP, and separately managed accounts (the "DG Entities") for which DG Capital Management, LLC serves as the investment manager (the "Investment Manager"). Dov Gertzulin serves as the managing member of the Investment Manager (the "Managing Member," and collectively with the DG Entities and the Investment Manager, the "Reporting Persons.") By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the DG Entities. The percentages reported herein are based on a total of 27,432,234 Shares outstanding, based on information in the Form 10-Q most recently filed by the Issuer on November 8, 2024. This report shall not be deemed an admission that any reporting person herein or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the reporting persons herein disclaims beneficial ownership of the Shares reported herein except to the extent of the reporting person's pecuniary interest therein, if any.
Percent of class: DG Capital Management, LLC: 4.1% DG Value Partners II Master Fund, LP: 3.5% Dov Gertzulin: 4.1%
Sole power to vote or to direct the vote:
DG Capital Management, LLC: 0
DG Value Partners II Master Fund, LP: 0
Dov Gertzulin: 0
Shared power to vote or to direct the vote:
DG Capital Management, LLC: 1,114,692*
DG Value Partners II Master Fund, LP: 953,407*
Dov Gertzulin- 1,114,692*
Sole power to dispose or to direct the disposition:
DG Capital Management, LLC: 0
DG Value Partners II Master Fund, LP: 0
Dov Gertzulin: 0
Shared power to dispose or to direct the disposition:
DG Capital Management, LLC: 1,114,692*
DG Value Partners II Master Fund, LP: 953,407*
Dov Gertzulin- 1,114,692*

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- DG Capital Management, LLC: /s/ Dov Gertzulin, Dov Gertzulin, Managing Member (02/14/2025)
- DG Value Partners II Master Fund, LP: /s/ Dov Gertzulin, Dov Gertzulin, Managing Member of DG Capital Management, LLC, its investment manager (02/14/2025)
- Dov Gertzulin: /s/ Dov Gertzulin, Individually (02/14/2025)